1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 12, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RESOLUTIONS PASSED AT THE 2007 ANNUAL GENERAL MEETING
AND PAYMENT OF 2007 FINAL DIVIDEND

The 2007 Annual General Meeting of the Company was convened on 9 May 2008, at which all resolutions as set out in the Notice of Annual General Meeting dated 26 March 2008, the Supplemental Notice of Annual General Meeting dated 9 April 2008 and the Second Supplemental Notice of the Annual General Meeting dated 18 April 2008 were duly passed.

RESOLUTIONS PASSED AT THE 2007 ANNUAL GENRAL MEETING

Reference is made to the Notice of Annual General Meeting dated 26 March 2008, the Supplemental Notice of Annual General Meeting dated 9 April 2008 and the Second Supplemental Notice of the Annual General Meeting dated 18 April 2008 to convene the 2007 Annual General Meeting ("2007 AGM") of Aluminum Corporation of China Limited (the "Company") at 9:00 a.m. on Friday, 9 May 2008.

At the 2007 AGM, all the proposed resolutions were passed:

1.	The Report of the Directors of the Company for the year ended 31 December 2007 was approved.

9,084,292,312 shares cast in favor of the resolution, 0 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 99.9999% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

2.	The Report of the Supervisory Committee of the Company for the year ended 31 December 2007 was approved.

9,084,273,912 shares cast in favor of the resolution, 18,400 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 99.9997% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

3.	The Report of the Independent Auditors and the Audited Financial Statements of the Group and of the Company for the year ended 31 December 2007 were approved.

9,084,273,912 shares cast in favor of the resolution, 18,400 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 99.9997% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

4.	The Proposals for Profit Distribution and Declaration of Final Dividends of the Company for the year ended 31 December 2007 were approved.

9,167,725,195 shares cast in favor of the resolution, 5,121,220 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 99.9441% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

5.	Election of new directors of the Third Session of the Board of the Company.

(1)	Mr. Wang Mengkui was elected as an independent non-executive director of the Third Session of the Board of the Company.

9,168,456,753 shares cast in favor of the resolution, 3,590,000 shares cast against the resolution, and 696,162 shares abstained from voting. The affirmative votes represented 99.9533% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

(2)	Mr. Zhu Demiao was elected as an independent non-executive director of the Third Session of the Board of the Company.

9,168,466,853 shares cast in favor of the resolution, 3,590,000 shares cast against the resolution, and 686,062 shares abstained from voting. The affirmative votes represented 99.9534% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

The biographies of the newly-elected directors of the Third Session of the Board of the Company are set out in the section below entitled "New Directors of the Third Session of the Board".

6.	The Authorization for the Board to determine the remuneration of the Directors and Supervisors of the Company for the year ending 31 December 2008 was approved.

9,172,710,315 shares cast in favor of the resolution, 126,000 shares cast against the resolution, and 16,600 shares abstained from voting. The affirmative votes represented 99.9984% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

7.	The Proposal to pay a discretionary bonus for the year 2007 to the Directors and Supervisors of the Company was approved.

9,172,659,583 shares cast in favor of the resolution, 76,832 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 99.9991% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

8.	The Proposal to renew the liability insurance for the Directors, Supervisors and other senior management of the Company for the year 2008-2009 was approved.

8,925,569,564 shares cast in favor of the resolution, 204,005,666 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 97.7654% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

9.

The re-appointments of PricewaterhouseCoopers, Hong Kong Certified Public Accountants and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent auditors and PRC auditors, respectively, to hold such office until the conclusion of the following annual general meeting was approved, and the Audit Committee of the Board of Directors was authorized to determine their remuneration.

9,169,861,940 shares cast in favor of the resolution, 110,000 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 99.9987% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

10.	The Authorization for the Company to issue short-term bonds was approved by way of special resolution.

9,162,577,840 shares cast in favor of the resolution, 7,394,100 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 99.9193% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

11.

The Authorization to grant the Board of Directors a general mandate to issue additional H shares was approved by way of special resolution. The unconditional and general mandate to the Board of Directors to issue additional H shares in the capital of the Company upon the terms as stated in Resolution 11 of the Notice of Annual General Meeting of the Company was granted and approved.

8,907,488,506 shares cast in favour of the resolution, 246,745,334 shares cast against the resolution, and 16,600 shares abstained from voting. The affirmative votes represented 97.3044% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

12.	The Proposal to amend Article 13 and Article 39 of the Articles of Association was approved by way of special resolution.

9,169,971,940 shares cast in favor of the resolution, 0 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 99.9999% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

13.	The Authorization to the Company to issue medium-term Bonds was approved by way of special resolution.

8,936,632,101 shares cast in favor of the resolution, 183,205,719 shares cast against the resolution, and 6,500 shares abstained from voting. The affirmative votes represented 97.9911% of the total shares with voting rights held by shareholders (or their authorized proxies) present at the meeting.

PAYMENT OF 2007 FINAL DIVIDENDS

The Board of Directors of the Company proposed to declare the 2007 final dividend of RMB0.053 (tax inclusive) per share to the shareholders of the Company, which was approved at the 2007 AGM. Details of the proposed payment of ?the 2007 final dividend to the shareholders of the Company are set out as follows:

1.	Holders of H Shares:

(a)	The dividend distributed to holders of the Company's H Shares will be calculated in RMB and paid in Hong Kong dollars based on the following formula:

Final dividend in		Final dividend in RMB
Hong Kong dollars	=
The average closing exchange rate of RMB
against Hong Kong dollars as quoted by the People's
Bank of China for the one calendar week preceding
the date on which the dividend was declared

For the purpose of the distribution of the Company's 2007 final dividends to holders of the Company's H shares, the average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the one calendar week preceding the date on which the dividend was declared (i.e., 9 May 2008) was RMB1.00 against HK$1.1142. Therefore, the dividend per H shares of the Company, being RMB0.053, will be approximately HK$0.059.

(b)

Due to taxation procedures, the date of distribution of the proposed final dividends will be postponed to and paid on or before 30 June 2008. The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "Receiving Agent") in Hong Kong and will pay to the Receiving Agent the final dividends declared in respect of the Company's H shares, which will be held in trust pending payment to the holders of such H shares. Such final dividends will be paid by the Receiving Agent and will be mailed by Hong Kong Registrars Limited to the holders of the Company's H shares whose names appear on the register of members of the Company at the close of business on 8 April 2008 by ordinary post on or before 30 June 2008. The mailing risk will be totally and solely borne by holders of the Company's H shares.

2.	Holders of A Shares:

Holders of A shares are advised to note that the method of paying dividends to holders of A shares and relevant matters will be announced in due course in the designated newspapers of the PRC after negotiations between the Company and the Shanghai Branch of the China Securities Depository and Clearing Corporation Limited.

NEW DIRECTORS OF THE THIRD SESSION OF THE BOARD

Mr. Zhu Demiao, aged 44, is an independent non-executive Director of the Company. Mr. Zhu is the Managing Director of Oaktree Capital (Hong Kong) Ltd. He graduated from the University of Chicago Graduate School of Business with a master's degree in business administration, a master's degree in Economics from the Research Institute for Fiscal Science, Ministry of Finance of the PRC, and obtained a bachelor's degree in Economics from Hebei Geological Institute. Mr. Zhu is a PRC Certified Public Accountant. He is widely experienced in finance and international capital markets. He has participated in the finance, auditing and consulting of projects in several multinational companies as well as merger and acquisition projects of several large enterprises. Mr. Zhu served as the managing director, member of executive committee of Asia-Pacific Region and chairman of operations committee of the Greater China Region of JP Morgan Chase & Co., and served as the head of China Business in the equity capital markets and investment banking departments of Credit Suisse First Boston. He also worked in the investment analysis department of FMC in Chicago, and once served in the Ministry of Finance of the PRC.

Mr. Wang Mengkui, aged 70, an independent non-executive Director of the Company, is an economist. He graduated from the School of Economics, Peking University. He is a professor and advisor of doctoral candidates of Peking University. He is engaged in long-term basis analysis of economic theory and policy and is experienced in economic theory and practice. He had served in the "Red Flag" magazine and the First Ministry of Machine Building Industry and served as a vice-head and researcher of the economic team of the research office of the Secretariat of the CPC Central Committee, the governing member of the State Development and Planning Commission, the executive vice-director of the Economic Research Center of the State Development and Planning Commission, and the vice-director and director of the Development Research Center of the State Council. He has published many compositions with respect to economics and other related aspects.

Both Messrs. Zhu and Wang will enter into a service contract with the Company for a term of 3 years. The remuneration of both Messrs. Zhu and Wang will be determined by the Remuneration Committee of the Board according to their respective duties and responsibilities with the Company and prevailing market conditions.

As far as the Directors are aware and except as disclosed above, both Messrs. Zhu and Wang did not hold any directorships in other publicly-listed companies in the past three years. Except as disclosed above, both do not have any relationship with other Directors, Supervisors, senior management or the substantial or controlling shareholders of the Company, nor do they have any interests in the Shares of the Company as defined by Part XV of the Securities and Futures Ordinance.

The Company has received a confirmation of independence from both Messrs. Zhu and Wang pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd. (the "Listing Rules") and on this basis, the Company considers them to be independent.

In relation to the respective appointments of Messrs. Zhu and Wang as independent non-executive Directors of the Company, there is no other information which is discloseable pursuant to any of the requirements set out in Rule 13.51(2) of the Hong Kong Listing Rules, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

LAWYER AS WITNESS AND SCRUTINEER

The meeting was witnessed by a lawyer from Haiwen & Partners, Beijing, the legal adviser of the Company, who issued a legal opinion on the meeting, pursuant to which Haiwen & Partners was of the view that the convening of and the procedures for holding the meeting, the voting procedures adopted and the eligibility of the persons who attended the meeting were in compliance with the requirements of relevant laws and the Articles of Association of the Company and that the voting results of the meeting were valid.

Hong Kong Registrars Limited, the H share registrar and transfer office of the Company, authorized Haiwen & Partners, Beijing, to act as the scrutineer of the 2007 AGM for the purpose of vote-taking on its behalf.

By Order of the Board of Directors
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Hong Kong, 9 May 2008

As of the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, .Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary